Exhibit 99.1

NICE Reports 25% Year-Over-Year Cloud Revenue Growth
for the Full-Year 2024

•	Total annual revenue growth of 15% year over year to $2.7 billion
•	Record high annual operating margin drives record EPS and 48% year over year growth in cash flow from operations to $833 million

Hoboken, New Jersey, February 20, 2025 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and the full year ended December 31, 2024, as compared to the corresponding periods of the previous year.

Fourth Quarter 2024 Financial Highlights

GAAP	Non-GAAP
Total revenue was $721.6 million and increased 16%	Total revenue was $721.6 million and increased 16%
Cloud revenue was $533.9 million and increased 24%	Cloud revenue was $533.9 million and increased 24%
Operating income was $154.3 million and increased 26%	Operating income was $227.3 million and increased 22%
Operating margin was 21.4% compared to 19.7% last year	Operating margin was 31.5% compared to 30.0% last year
Diluted EPS was $1.54 and increased 24%	Diluted EPS was $3.02 and increased 28%
Operating cash flow was $249.5 million and increased 38%

Full Year 2024 Financial Highlights

GAAP	Non-GAAP
Total revenue was $2,735.3 million and increased 15%	Total revenue was $2,735.3 million and increased 15%
Cloud revenue was $1,984.2 million and increased 25%	Cloud revenue was $1,984.2 million and increased 25%
Operating income was $546.0 million and increased 25%	Operating income was $849.6 million and increased 21%
Operating margin was 20.0% compared to 18.3% last year	Operating margin was 31.1% compared to 29.6% last year
Diluted EPS was $6.76 and increased 32%	Diluted EPS was $11.12 and increased 27%
Operating cash flow was $832.6 million and increased 48%

“We’re pleased to report a strong finish to 2024 capped off by an exceptional fourth quarter with double digit growth in total revenue, cloud revenue and further acceleration of our industry leading profitability,” said Scott Russell, CEO of NICE.  “Our full-year 2024 strong top line results were fueled by a 25% year-over-year growth in cloud revenue, which reached $2 billion. Further, our leadership in CX AI was exemplified by the strong adoption of our advanced AI solutions which were included in 97% of our large enterprise CXone Mpower deals over $1 million ARR. Our profitability reached new heights with a 150-basis point increase in our non-GAAP operating margin, climbing to 31.1%. Additionally, our outstanding operating cash flow growth in 2024, which increased 48% year-over-year to $833 million, positions us with a significant competitive advantage to drive future organic and inorganic expansion.”

Mr. Russell continued, “AI is revolutionizing the CX industry, and CXone Mpower’s agentic AI is unlocking new levels of growth by delivering further efficiency and exceptional customer experiences. I joined NICE for its undisputed leadership and its unique ability to seize this growth opportunity. We will put our industry-leading platforms front and center, we will lead the CX-AI revolution and we will further scale through expansion of our ecosystem. Our decades of deep CX domain expertise, industry-leading AI platform, relentless innovation and great financial strength strongly positions us to capitalize on the opportunities ahead and accelerate into the future.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2024 total revenues increased 16% year over year to $721.6 million compared to $623.2 million for the fourth quarter of 2023.
Full year 2024 total revenues increased 15% to $2,735.3 million compared to $2,377.5 million for the full year 2023.

Gross Profit:
Fourth quarter 2024 gross profit was $489.2 million compared to $422.3 million for the fourth quarter of 2023. Fourth quarter 2024 gross margin was 67.8% compared to 67.8% for the fourth quarter of 2023.
Full year 2024 gross profit was $1,825.7 million compared to $1,609.3 million for the full year 2023. Full year 2024 gross margin was 66.7% compared to 67.7% for the full year 2023.

Operating Income:
Fourth quarter 2024 operating income increased 26% to $154.3 million compared to $122.7 million for the fourth quarter of 2023. Fourth quarter 2024 operating margin was 21.4% compared to 19.7% for the fourth quarter of 2023.
Full year 2024 operating income was $546.0 million compared to $435.2 million for the full year 2023. Full year 2024 operating margin was 20.0% compared to 18.3% for the full year 2023.

Net Income:
Fourth quarter 2024 net income increased 22% to $99.5 million compared to $81.7 million for the fourth quarter of 2023. Fourth quarter 2024 net income margin was 13.8% compared to 13.1% for the fourth quarter of 2023.
Full year 2024 net income was $442.6 million compared to $338.3 million for the full year 2023. Full year 2024 net income margin was 16.2% compared to 14.2% for the full year 2023.

Fully Diluted Earnings Per Share:
Fully diluted earnings per share for the fourth quarter of 2024 increased 24% to $1.54 compared to $1.24 in the fourth quarter of 2023.
Fully diluted earnings per share for the full year 2024 increased 32% to $6.76 compared to $5.11 for the full year 2023.

Cash Flow and Cash Balance:
Fourth quarter 2024 operating cash flow was $249.5 million and full year 2024 operating cash flow was $832.6 million.
In the fourth quarter 2024, $95.2 million was used for share repurchases and for the full year 2024, $369.2 million were used for share repurchases.
As of December 31, 2024, total cash and cash equivalents, and short-term investments were $1,621.7 million. Our debt, was $458.8 million, resulting in net cash and investments of $1,162.9 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues:
Fourth quarter 2024 non-GAAP total revenues increased 16% to $721.6 million compared to $623.2 million for the fourth quarter of 2023.
Full year 2024 non-GAAP total revenues increased 15% to $2,735.3 million compared to $2,377.5 million for the full year 2023.

Gross Profit:
Fourth quarter 2024 non-GAAP gross profit increased to $515.3 million compared to $448.2 million for the fourth quarter of 2023. Fourth quarter 2024 non-GAAP gross margin was 71.4% compared to 71.9% for the fourth quarter of 2023.
Full year 2024 gross profit was $1,942.7 million compared to $1,708.8 million for the full year 2023. Full year 2024 non-GAAP gross margin was 71.0% compared to 71.9% for the full year 2023.

Operating Income:
Fourth quarter 2024 non-GAAP operating income increased 22% to $227.3 million compared to $186.9 million for the fourth quarter of 2023. Fourth quarter 2024 non-GAAP operating margin was 31.5% compared to 30.0% for the fourth quarter of 2023.
Full year 2024 non-GAAP operating income increased 21% to $849.6 million compared to $703.8 million for the full year 2023. Full year 2024 non-GAAP operating margin was 31.1% compared to 29.6% for the full year 2023.

Net Income:
Fourth quarter 2024 non-GAAP net income increased 26% to $195.8 million compared to $154.9 million for the fourth quarter of 2023. Fourth quarter 2024 non-GAAP net income margin totaled 27.1% compared to 24.9% for the fourth quarter of 2023.
Full year 2024 non-GAAP net income increased 25% to $728.4 million compared to $582.7 million for the full year 2023. Full year 2024 non-GAAP net income margin was 26.6% compared to 24.5% for the full year 2023.

Fully Diluted Earnings Per Share:
Fourth quarter 2024 non-GAAP fully diluted earnings per share increased 28% to $3.02 compared to $2.36 for the fourth quarter of 2023.
Full year 2024 non-GAAP fully diluted earnings per share increased 27% to $11.12 compared to $8.79 for the full year 2023.

First Quarter and Full Year 2025 Guidance:

First-Quarter 2025:

First-quarter 2025 non-GAAP total revenues are expected to be in a range of $693 million to $703 million, representing 6% year over year growth at the midpoint.

First-quarter 2025 non-GAAP fully diluted earnings per share are expected to be in a range of $2.78 to $2.88, representing 10% year over year growth at the midpoint.

Full-Year 2025:

Full-year 2025 non-GAAP total revenues are expected to be in a range of $2,918 million to $2,938 million, representing 7% year over year growth at the midpoint.

Full-year 2025 non-GAAP fully diluted earnings per share are expected to be in a range of $12.13 to $12.33, representing 10% year over year growth at the midpoint.

The above full year 2025 guidance includes the expectation of 12% year over year growth in cloud revenue.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 20, 2025, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Investor Relations Contact

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$481,712	$511,795
Short-term investments	1,139,996	896,044
Trade receivables	643,985	585,154
Debt hedge option	-	121,922
Prepaid expenses and other current assets	239,080	197,967

Total current assets	2,504,773	2,312,882

LONG-TERM ASSETS:
Property and equipment, net	185,292	174,414
Deferred tax assets	219,232	178,971
Other intangible assets, net	231,346	305,501
Operating lease right-of-use assets	93,083	104,565
Goodwill	1,849,668	1,821,969
Prepaid expenses and other long-term assets	212,512	219,332

Total long-term assets	2,791,133	2,804,752

TOTAL ASSETS	$5,295,906	$5,117,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$110,603	$66,036
Deferred revenues and advances from customers	299,367	302,649
Current maturities of operating leases	12,554	13,747
Debt	458,791	209,229
Accrued expenses and other liabilities	593,109	528,660

Total current liabilities	1,474,424	1,120,321

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,289	52,458
Operating leases	92,258	102,909
Deferred tax liabilities	1,965	8,596
Debt	-	457,081
Other long-term liabilities	57,807	21,769

Total long-term liabilities	218,319	642,813

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,589,742	3,341,132
Non-controlling interests	13,421	13,368

Total shareholders' equity	3,603,163	3,354,500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,295,906	$5,117,634

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited	Audited

Revenue:
Cloud	$533,947	$428,986	$1,984,160	$1,581,825
Services	149,650	162,365	596,031	641,387
Product	38,003	31,841	155,081	154,296
Total revenue	721,600	623,192	2,735,272	2,377,508

Cost of revenue:
Cloud	180,110	146,510	699,713	553,654
Services	47,009	48,674	184,410	188,890
Product	5,267	5,694	25,401	25,629
Total cost of revenue	232,386	200,878	909,524	768,173

Gross profit	489,214	422,314	1,825,748	1,609,335

Operating expenses:
Research and development, net	94,753	81,119	360,607	322,708
Selling and marketing	176,813	154,500	642,251	599,114
General and administrative	63,336	64,030	276,936	252,286
Total operating expenses	334,902	299,649	1,279,794	1,174,108

Operating income	154,312	122,665	545,954	435,227

Financial expenses (income) and other, net	(16,938)	2,635	(58,872)	(22,473)

Income before tax	171,250	120,030	604,826	457,700
Taxes on income	71,741	38,378	162,238	119,399
Net income	$99,509	$81,652	$442,588	$338,301

Earnings per share:
Basic	$1.56	$1.29	$6.97	$5.32
Diluted	$1.54	$1.24	$6.76	$5.11

Weighted average shares outstanding:
Basic	63,720	63,283	63,483	63,590
Diluted	64,802	65,749	65,506	66,265

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$99,509	$81,652	$442,588	$338,301
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48,776	41,212	205,020	167,360
Share-based compensation	48,185	46,170	182,067	176,658
Amortization of premium and discount and accrued interest on marketable securities	(3,135)	436	(9,861)	2,480
Deferred taxes, net	(1,312)	(35,833)	(40,261)	(66,620)
Changes in operating assets and liabilities:
Trade Receivables, net	(20,993)	(16,572)	(61,025)	(34,292)
Prepaid expenses and other current assets	(2,625)	95,413	25,040	73,052
Operating lease right-of-use assets	3,025	3,833	12,951	12,518
Trade payables	39,319	2,642	43,965	3,426
Accrued expenses and other current liabilities	63,507	(27,012)	41,952	(55,703)
Deferred revenue	(19,138)	(6,285)	3,049	(45,947)
Realized loss on marketable securities, net	-	12,271	-	12,271
Operating lease liabilities	(2,767)	441	(13,291)	(11,100)
Amortization of discount on long-term debt	430	1,166	1,834	4,615
Loss from extinguishment of debt	-	16	-	53
Change in fair value of contingent consideration	(3,054)	(18,258)	(3,054)	(18,258)
Other	(205)	(796)	1,667	2,616
Net cash provided by operating activities	249,522	180,496	832,641	561,430

Investing Activities

Purchase of property and equipment	(7,567)	(6,079)	(34,962)	(29,205)
Purchase of Investments	(362,822)	(29,620)	(938,154)	(230,263)
Proceeds from Investments	77,086	129,006	705,332	436,044
Capitalization of internal use software costs	(16,819)	(13,868)	(64,805)	(54,974)
Payments for business acquisitions, net of cash acquired	(20,309)	(396,780)	(64,816)	(415,185)
Net cash provided used in investing activities	(330,431)	(317,341)	(397,405)	(293,583)

Financing Activities

Proceeds from issuance of shares upon exercise of options	723	803	3,063	2,570
Purchase of treasury shares	(95,156)	(69,026)	(369,196)	(288,443)
Dividends paid to noncontrolling interest	(355)	(291)	(3,036)	(1,771)
Repayment of debt	-	(1,071)	(87,435)	(2,628)
Net cash used in financing activities	(94,788)	(69,585)	(456,604)	(290,272)

Effect of exchange rates on cash and cash equivalents	(8,174)	3,754	(6,914)	2,643

Net change in cash, cash equivalents and restricted cash	(183,871)	(202,676)	(28,282)	(19,782)
Cash, cash equivalents and restricted cash, beginning of period	$668,903	$715,990	$513,314	$533,096

Cash, cash equivalents and restricted cash, end of period	$485,032	$513,314	$485,032	$513,314

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$481,712	$511,795	$481,712	$511,795
Restricted cash included in other current assets	$3,320	$1,519	$3,320	$1,519
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$485,032	$513,314	$485,032	$513,314

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2024	2023	2024	2023
GAAP revenues	$721,600	$623,192	$2,735,272	$2,377,508
Non-GAAP revenues	$721,600	$623,192	$2,735,272	$2,377,508

GAAP cost of revenue	$232,386	$200,878	$909,524	$768,173
Amortization of acquired intangible assets on cost of cloud	(19,592)	(17,935)	(93,370)	(75,667)
Amortization of acquired intangible assets on cost of product	-	(255)	(410)	(1,021)
Cost of cloud revenue adjustment (1,2)	(3,520)	(4,605)	(12,549)	(10,965)
Cost of services revenue adjustment (1)	(2,966)	(3,142)	(10,472)	(11,906)
Cost of product revenue adjustment (1)	(18)	15	(108)	121
Non-GAAP cost of revenue	$206,290	$174,956	$792,615	$668,735

GAAP gross profit	$489,214	$422,314	$1,825,748	$1,609,335
Gross profit adjustments	26,096	25,922	116,909	99,438
Non-GAAP gross profit	$515,310	$448,236	$1,942,657	$1,708,773

GAAP operating expenses	$334,902	$299,649	$1,279,794	$1,174,108
Research and development (1,2)	(6,461)	(6,997)	(28,822)	(31,402)
Sales and marketing (1,2)	(15,565)	(11,515)	(57,891)	(48,048)
General and administrative (1,2)	(21,628)	(34,588)	(81,042)	(92,291)
Amortization of acquired intangible assets	(6,263)	(3,506)	(22,087)	(15,757)
Valuation adjustment on acquired deferred commission	-	22	24	128
Change in fair value of contingent consideration	3,054	18,258	3,054	18,258
Non-GAAP operating expenses	$288,039	$261,323	$1,093,030	$1,004,996

GAAP financial and other income, net	$(16,938)	$2,635	$(58,872)	$(22,473)
Amortization of discount and loss of extinguishment on debt	(430)	(1,182)	(1,834)	(4,668)
Realized loss on marketable securities, net	-	(12,271)	-	(12,271)
Change in fair value of contingent consideration	-	-	(115)	(817)
Non-GAAP financial and other income, net	(17,368)	(10,818)	(60,821)	(40,229)

GAAP taxes on income	$71,741	$38,378	$162,238	$119,399
Tax adjustments re non-GAAP adjustments	(22,878)	4,464	19,787	41,937
Non-GAAP taxes on income	$48,863	$42,842	$182,025	$161,336

GAAP net income	$99,509	$81,652	$442,588	$338,301
Amortization of acquired intangible assets	25,855	21,696	115,867	92,445
Valuation adjustment on acquired deferred commission	-	(22)	(24)	(128)
Share-based compensation (1)	49,720	47,298	187,717	180,504
Acquisition related expenses (2)	438	13,534	3,167	13,987
Amortization of discount and loss of extinguishment on debt	430	1,182	1,834	4,668
Realized loss on marketable securities, net	-	12,271	-	12,271
Change in fair value of contingent consideration	(3,054)	(18,258)	(2,939)	(17,441)
Tax adjustments re non-GAAP adjustments	22,878	(4,464)	(19,787)	(41,937)
Non-GAAP net income	$195,776	$154,889	$728,423	$582,670

GAAP diluted earnings per share	$1.54	$1.24	$6.76	$5.11

Non-GAAP diluted earnings per share	$3.02	$2.36	$11.12	$8.79

Shares used in computing GAAP diluted earnings per share	64,802	65,749	65,506	66,265

Shares used in computing non-GAAP diluted earnings per share	64,802	65,749	65,506	66,265

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2024	2023	2024	2023

	Cost of cloud revenue	$3,520	$4,605	$12,487	$10,965
	Cost of services revenue	2,966	3,142	10,472	11,906
	Cost of product revenue	18	(15)	108	(121)
	Research and development	6,461	6,997	28,492	31,402
	Sales and marketing	15,554	11,515	57,230	48,023
	General and administrative	21,201	21,054	78,928	78,329
		$49,720	$47,298	$187,717	$180,504

(2)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2024	2023	2024	2023

	Cost of cloud revenue	$-	$-	$62	$-
	Research and development	-	-	330	-
	Sales and marketing	11	-	661	25
	General and administrative	427	13,534	2,114	13,962
		$438	$13,534	$3,167	$13,987

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited	Audited

GAAP net income	$99,509	$81,652	$442,588	$338,301
Non-GAAP adjustments:
Depreciation and amortization	48,776	41,212	205,020	167,360
Share-based Compensation	48,185	46,170	182,067	176,658
Financial and other expense/ (income), net	(16,938)	2,635	(58,872)	(22,473)
Acquisition related expenses	438	13,534	3,167	13,987
Change in fair value of contingent consideration	(3,054)	(18,258)	(3,054)	(18,258)
Valuation adjustment on acquired deferred commission	-	(22)	(24)	(128)
Taxes on income	71,741	38,378	162,238	119,399
Non-GAAP EBITDA	$248,657	$205,301	$933,130	$774,846

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited	Audited	Unaudited	Audited
Free cash flow (a)
Net cash provided by operating activities	$249,522	$180,496	$832,641	$561,430

Purchase of property and equipment	(7,567)	(6,079)	(34,962)	(29,205)
Capitalization of internal use software costs	(16,819)	(13,868)	(64,805)	(54,974)

Free Cash Flow	$225,136	$160,549	$732,874	$477,251

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.